Exhibit 99.27

TELCO S.p.A.

Share capital: euro 2.185.531.062,03 fully paid up

PRESS RELEASE

Telco S.p.A. informs that Assicurazioni Generali Group, Intesa Sanpaolo, Mediobanca and Telefónica have undertaken to refinance the entire amount of Telco’s debt falling due pro-rata to their stake in the company’s share capital in the most appropriate technical forms. The shareholders’ commitment, and any financing supplied under the commitment, shall be without prejudice to Telco’s access to alternative sources of financing from the credit markets, it being understood that in such case the commitment or financing supplied shall be reduced or reimbursed accordingly, as the case may be.

The shareholders of Telco have also agreed:

•                  to renew the Shareholders’ Agreement for 3 years, that is, until 28 February 2015, on the existing terms and conditions, with the right to apply for withdrawal from the agreement and related pro-rata demerger by giving notice between 1 August and 28 August 2014;

•                  the right, within the renewed Shareholders’ Agreement, of early withdrawal and related pro-rata demerger, with notice to be given between 1 September and 28 September 2013, and execution to follow in the subsequent 6 months.

Milan, 29th February 2012

Registered office: Via Filodrammatici 3, Milan, Italy

Tax identification code/VAT no. and Registration no. in Milan Companies’ Register no.: 05277610969